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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                               (Amendment No. 2)*

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)


                        FELCOR LODGING TRUST INCORPORATED
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                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
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                         (Title and Class of Securities)


                                    31430F101
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                                 (CUSIP Number)


                                DECEMBER 31, 2002
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                  [ ]      Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages



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CUSIP NO. 31430F101                FORM 13G/A                  Page 2 of 5 Pages

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1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

         DUNN FAMILY TRUST, DAVID J. DUNN, TRUSTEE
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [ ]

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3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
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NUMBER OF                  5        SOLE VOTING POWER
SHARES                              2,494,015
                           -----------------------------------------------------
BENEFICIALLY               6        SHARED VOTING POWER
OWNED BY                            -0-
                           -----------------------------------------------------
EACH                       7        SOLE DISPOSITIVE POWER
REPORTING                           2,494,015
                           -----------------------------------------------------
PERSON                     8        SHARED DISPOSITIVE POWER
WITH                                -0-
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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    2,494,015
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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)

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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                     4.2% (1)
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12       TYPE OF REPORTING PERSON (See Instructions)
                        OO (GRANTOR TRUST FOR INDIVIDUAL)
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(1) Based on 58,766,663 shares of the Stock outstanding as of November 11, 2002, as reported in the Company's Form 10-Q filed on November 14, 2002 for the quarterly period ended September 30, 2002.
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CUSIP NO. 31430F101                FORM 13G/A                  Page 3 of 5 Pages


--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

         DAVID J. DUNN
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
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NUMBER OF                  5        SOLE VOTING POWER
SHARES                              2,535,015
                           -----------------------------------------------------
BENEFICIALLY               6        SHARED VOTING POWER
OWNED BY                            -0-
                           -----------------------------------------------------
EACH                       7        SOLE DISPOSITIVE POWER
REPORTING                           2,535,015
                           -----------------------------------------------------
PERSON                     8        SHARED DISPOSITIVE POWER
WITH                                -0-
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    2,535,015
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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)
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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                    4.3% (1)
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12       TYPE OF REPORTING PERSON (See Instructions)
                                       IN
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(1) Based on 58,766,663 shares of the Stock outstanding as of November 11, 2002, as reported in the Company's Form 10-Q filed on November 14, 2002 for the quarterly period ended September 30, 2002.



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CUSIP NO. 31430F101                FORM 13G/A                  Page 4 of 5 Pages

Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated September 26, 2001 (the "Schedule 13G"), relating to the Common Stock, $.01 par value per share (the "Stock"), of FelCor Lodging Trust Incorporated (the "Issuer"), as heretofore amended by:

                Amendment No. 1 thereto dated February 13, 2002.

Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G. As defined in previous filings, Dunn Family Trust, David J. Dunn, Trustee shall be referred to as "DFT", David
J. Dunn shall be referred to as "DJD", and Idanta Partners Ltd. shall be referred to as "IPL".


Item 4 as reported in the Schedule 13G is hereby amended and restated to read as follows:

Item 4.    Ownership.

         DFT: (a) Because of its position as general partner of Idanta Partners Ltd. ("IPL"), which owns 1,231,309 shares of the Stock, DFT may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of these 1,231,309 shares, in addition to the 1,262,706 it directly owns, which totals 2,494,015 shares,
                  (b) which constitutes in the aggregate approximately 4.2% of the assumed 58,766,663 outstanding shares of the Stock.
                  (c) In its capacity as a general partner of IPL and due to the shares it directly owns, DFT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,494,015 shares of the Stock. DFT does not share this power to vote or to direct the vote and to dispose or to direct the disposition of the Stock.


         DJD: (a) Because DJD is the trustee of DFT, which owns 1,262,706 shares and which is a general partner of IPL, which owns 1,231,309 shares of the Stock, and owns 41,000 shares of the Stock jointly with his spouse, DJD may pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 2,535,015 shares,
                  (b) which constitutes in the aggregate approximately 4.3% of the assumed 58,766,663 outstanding shares of the Stock.
                  (c) In his capacity as trustee of DFT, which is also a general partner of IPL, DJD has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,535,015 shares of the Stock. DJD does not share this power to vote or to direct the vote and to dispose or to direct the disposition of the Stock. DJD owns no shares individually.

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CUSIP NO. 31430F101                FORM 13G/A                  Page 5 of 5 Pages


Item 5 as reported in the Schedule 13G is hereby amended and restated to read as follows:

Item 5.   Ownership of Five Percent or Less of a Class.   [XX]

         This filing on Schedule 13G is for the purpose of reporting the fact that each of the Reporting Persons has ceased to be the beneficial owner of more than five percent (5%) of the outstanding shares of the Stock.


Item 10.   Certification.

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 11, 2003


 /s/ David J. Dunn
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DAVID J. DUNN

DUNN FAMILY TRUST

By: /s/ David J. Dunn
    -------------------------------------
    David J. Dunn, Trustee